UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant

to Rules 13d-1(b), (c), and (d) and Amendments thereto Filed

Pursuant to Rule 13d-2(b)

(Amendment No. 4)*

STERLING CONSTRUCTION COMPANY, INC.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

859241101

(CUSIP number)

December 31, 2007

(Dates of Events which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 859241101		Page 2 of 8 Pages
SCHEDULE 13G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) North Atlantic Smaller Companies Investment Trust plc No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 500,000
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 500,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.92%
12.	TYPE OF REPORTING PERSON* IV, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 859241101		Page 3 of 8 Pages
SCHEDULE 13G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Harwood Bernard Mills No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 13,207
6. SHARED VOTING POWER 500,000
7. SOLE DISPOSITIVE POWER 13,207
8. SHARED DISPOSITIVE POWER 500,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,207
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.02%
12.	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 859241101		Page 4 of 8 Pages
SCHEDULE 13G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) North Atlantic Value LLP No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 500,000
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 500,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.92%
12.	TYPE OF REPORTING PERSON* OO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 4 TO

STATEMENT ON SCHEDULE 13G

This Amendment No. 4 to Statement on Schedule 13G (the “Amendment”) amends the Statement on Schedule 13G (the “Schedule 13G”) filed on October 10, 2001, as further amended by the Amendment on Schedule 13G filed on February 14, 2002, the Amendment No. 2 on Schedule 13G filed on February 10, 2006 and the Amendment No. 3 on Schedule 13G filed on February 6, 2007 with the Securities and Exchange Commission (the “SEC”) by certain of the Filing Parties (defined below).

Item 1	(a).	Name of Issuer:

Sterling Construction Company, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

20810 Fernbush Lane Houston, Texas 77073

Item 2	(a).	Name of Person Filing.

This Amendment is filed on behalf of the following three parties, who are collectively referred to as the “Filing Parties”:

		1.	North Atlantic Value LLP (“North Atlantic Value”) is a limited liability partnership organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. North Atlantic Value is a firm authorized by the United Kingdom’s Financial Services Authority and is principally engaged in the business of investment management of active value and private equity investments, as well as to its private clients.

		2.	Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as director and chief executive of North Atlantic Smaller Companies Investment Trust plc (“NASCIT”) and as a director of J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, the Trident North Atlantic Fund, Oryx International Growth Fund Limited and as a member and the chief investment officer of North Atlantic Value. Mr. Mills is also a member of the Board of Directors of the Company.

		3.	NASCIT is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills is director and chief executive of NASCIT and North Atlantic Value acts as manager.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of the Filing Parties is c/o North Atlantic Value, Ryder Court, 14 Ryder Street, London SW1Y 6QB England.

Item 2	(c).	Citizenship:

England

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2	(e).	CUSIP Number:

859241101

Item 3.	If the statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned by each of the Filing Parties are as follows:

Filing Party	Aggregate Number of Shares:	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole or Shared Power to Dispose	Approximate Percentage
North Atlantic Value	500,000	0	500,000	500,000	3.92%
Christopher H.B. Mills	513,207	13,207	500,000	513,207	4.02%
NASCIT	500,000	0	500,000	500,000	3.92%

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

North Atlantic Value is the investment manager of NASCIT and as such it has the authority to vote or dispose of the Common Stock. Christopher Harwood Bernard Mills is director and chief executive of NASCIT. Christopher Harwood Bernard Mills is also a partner of North Atlantic Value.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

See Item 2(a).

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2008

NORTH ATLANTIC VALUE LLP

By:	/s/ Nick Pitt-Lewis
Name:	Nick Pitt-Lewis
Title:	Compliance Officer
Executed on behalf of the parties hereto pursuant to the Amended and Restated Joint Filing Agreement, previously filed.

Exhibit Index

The following documents are filed herewith or incorporated herein by reference:

Exhibit	Page
(99.1) Joint Filing Agreement dated as of October 10, 2001 among the Filing Parties.	Exhibit 99.1 to the Schedule 13G filed on October 10, 2001.

(99.2) Amended and Restated Joint Filing Agreement dated February 10, 2006 among the Filing Parties.	Exhibit 99.2 to the Amendment to Schedule 13G filed on February 10, 2006.